UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 7 November 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited
07 November 2011
For more details contact:
Jaco Boshoff
Executive: Acting Chief
Operating Officer - North
Region
+27 (0) 83 395 3810 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:          HAR
NYSE:        HMY
ISIN No.:   ZAE000015228
Registration number:
1950/038232/06
Fatal accident at Harmony’s Kusasalethu mine
Johannesburg: 07 November 2011. Harmony Gold Mining Company Limited
(‘Harmony’) regrets to advise that an employee has died following an accident in the shaft at the landing on 73 level at its Kusasalethu mine near Carltonville.

Investigations are currently underway to establish the cause of the accident. All operations at the mine have been suspended until investigations have been completed.

Harmony’s Chief Executive Officer, Graham Briggs and his management team express their sincere condolences to the families and colleagues of the deceased ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 7, 2011
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director